UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number 000-26495

COMMTOUCH SOFTWARE LTD.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Commtouch Software Ltd. (the “Registrant” or the “Company”) convened a Special Meeting of Shareholders on January 29, 2014 at 12:00 noon Eastern Time, at the offices of the Company’s subsidiary CYREN Inc. (formerly named Commtouch Inc.), located at 7925 Jones Branch Drive, Suite 5200 McLean, VA 22102 (the “Meeting”).   Copies of the notice and proxy statement regarding the Meeting, along with the proxy card to be used by shareholders for voting are were filed on Form 6-K by the Registrant on January 7, 2014.

The Registrant is announcing that the meeting was adjourned because the required quorum of shareholders was not present in person or represented by proxy.

In accordance with the Company's Amended and Restated Articles of Association, the Special Meeting of Shareholders stands adjourned for one week, and will be held on February 5, 2014  at 12:00 noon Eastern Time, at the offices of the Company’s subsidiary CYREN Inc. (formerly named Commtouch Inc.), located at 7925 Jones Branch Drive, Suite 5200 McLean, VA 22102. If at the adjourned meeting a quorum of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is not present within half an hour from the time scheduled for the adjourned Meeting, then the Special Meeting of Shareholders shall take place regardless of the number of shareholders present, so long as there are at least two shareholders who attend the adjourned Meeting in person or by proxy.

The record date of January 10, 2014 and the agenda will remain the same for the adjourned meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD. (Registrant)

Date: January 30, 2014	By	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer